[redacted]

08030590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA HOPKINS 202-659-8111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF WITT MARES
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200 (Address) RICHMOND (City) VIRGINIA (State) 23233 (Zip Code)

PROCESSED
APR 01 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JIM REBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jim Reber
Signature

1-31-08
Title

Donnielle J Kuehne
Notary Public

MY COMMISSION EXPIRES:
July 16, 2011

DONNIELLE J. KUEHNE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Securities Corporation

FINANCIAL REPORT

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of ICBA Securities Corporation as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ICBA Securities Corporation as of December 31, 2006, were audited by other auditors whose report dated February 12, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2007, and the results of its operation and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

PKF Witt Mares, PLC

Richmond, Virginia
February 15, 2008

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ **297,437**	$ 230,766
Securities, at market value	**446,184**	490,372
Receivables from clearing broker-dealer:		
Trading Income (Note 4)	**237,964**	149,200
Program reimbursements	**176,562**	141,910
Prepaid expenses and other assets	**8,895**	4,720
	$ **1,167,042**	$ 1,016,968
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade Payable	$ **9,335**	$ 15,193
Compensation payable	**120,631**	65,127
Income taxes payable to parent	**223,624**	178,024
Due to related parties (Note 2)	**73,763**	70,336
Royalties payable:		
State independent banker associations (Note 3)	**381,079**	252,711
ICBA (Note 2)	**69,445**	23,300
	877,877	604,691
Commitments, Contingencies and Credit Risk (Note 4)		
Stockholder's Equity (Note 4)		
Commonstock, no par value; authorized and issued 100 shares	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**154,165**	277,277
	289,165	412,277
	$ **1,167,042**	$ 1,016,968

See accompanying notes.

ICBA SECURITIES CORPORATION

Statements of Income

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 1,743,702	$ 1,315,481
Interest income	17,880	16,935
Other income	89,804	36,616
Total revenues	1,851,386	1,369,032
Expenses:		
Director expenses	56,409	60,276
Promotion expense	3,373	30,884
Royalties - ICBA (Note 2)	459,328	333,484
Royalties -state independent banker associations (Note 3)	517,681	371,912
ISN service contract expense (Note 2)	53,904	47,304
Legal and professional expenses	7,950	22,571
Other expenses	143,853	96,385
Total expenses	1,242,498	962,816
Income before income taxes	608,888	406,216
Federal and state income taxes	232,000	146,000
Net income	$ 376,888	$ 260,216

See accompanying notes.

ICBA SECURITIES CORPORATION

Statements of Stockholder's Equity

Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	100	$ 70,000	$ 65,000	$ 167,061	$ 302,061
Net income	-	-	-	260,216	260,216
Dividends paid	-	-	-	(150,000)	(150,000)
Balance, December 31, 2006	100	70,000	65,000	277,277	412,277
Net income	-	-	-	376,888	376,888
Dividends paid	-	-	-	(500,000)	(500,000)
Balance, December 31, 2007	100	$ 70,000	$ 65,000	$ 154,165	$ 289,165

See accompanying notes.

ICBA SECURITIES CORPORATION
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net income	$ **376,888**	$ 260,216
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Securities	**44,188**	(85,962)
Receivables from clearing broker-dealer	**(123,416)**	(107,274)
Prepaid expenses and other assets	**(4,175)**	4,146
Trade and compensation payables	**49,646**	35,878
Income taxes payable to parent	**45,600**	26,500
Due to related parties	**3,427**	(22,899)
Royalties payable	**174,513**	36,200
Net cash provided by operating activities	**566,671**	146,805
Cash Flows From Financing Activities		
Dividends paid	**(500,000)**	(150,000)
Increase (decrease) in cash and cash equivalents	**66,671**	(3,195)
Cash and Cash Equivalents		
Beginning	**230,766**	233,961
Ending	$ **297,437**	$ 230,766
Supplemental Disclosures of Cash Flow Information		
Cash payments for income taxes	$ **186,400**	$ 119,500

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company utilizes Vining Sparks, IBG, L.P. as its clearing broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for program expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $1,406,000 and $1,441,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2007 and 2006, respectively.

Summary of the Company's significant accounting policies:

Revenue Recognition

The Company receives a percentage of commissions earned on customers' securities transactions. Securities transactions are recorded on a settlement-date basis, generally the third business day following the transaction date. Generally accepted accounting principles require the use of trade date accounting, therefore, the Company has adjusted to this method at year end.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities consist of U.S. Government securities and NASD stock and are carried at fair value on the statements of financial condition. Changes in fair value are recorded in other income in the accompanying statements of income.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company.

(Continued)

NOTE 2. RELATED-PARTY TRANSACTIONS (Concluded)

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments.

The Company periodically settles with affiliates. The unpaid amount under these agreements represents due to related parties in the statements of financial condition.

NOTE 3. ROYALTIES –STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on the percentage of operating income, subject to certain adjustments, and is paid semiannually.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	4.34 to 1
Net capital	$ 202,235
Excess net capital	143,681

PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the financial statements of ICBA Securities Corporation as of December 31, 2007, and have issued our report thereon dated February 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly sated in all material respects in relation to the basic financial statements taken as a whole.

PKF Witt Mares, PLC

Richmond, Virginia
February 15, 2008

SUPPLEMENTARY INFORMATION

ICBA SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1 - Schedule I
December 31, 2007

Net capital:		
Total stockholder's equity	$	289,165
Deductions:		
Nonallowable assets:		
Accounts receivable		64,826
Prepaid expenses and other assets		22,104
Haircut on securities		-
		86,930
Net capital	**$**	**202,235**

Computation of Aggregate Indebtedness Under Rule 15c3-1
December 31,2007

Total liabilities from statement of financial condition	$	877,877
Aggregate indebtedness	$	877,877

Computation of Basic Net Capital Requirement
December 31, 2007

Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater)	58,554
Excess net capital	202,235
Ratio of aggregate indebtedness to net capital	4.34:1

Note: The above computations do not different from the computation of net capital under rule 15c3
as of December 31, 2007, as filed by the Registrant on Part II of Form X-17A-5.
Accordingly, no reconciliation is deemed necessary.

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2007

None. The Company is exempt for rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule 3

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2007

None. The Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

PKF WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Management
ICBA Securities Corporation
Memphis, Tennessee

In planning and performing our audit of the financial statements of ICBA Securities Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences requires by rule 17a-13.

(2) Complying with the requirements for prompt payment securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiencies, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF Witt Mares, PLC

Richmond, Virginia
February 15, 2008

END